UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 4)*


TRANS LUX CORP.


COMMON STOCK

CUSIP Number:  893247106


December 31, 1999
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is field:
	x	Rule 13d-1(b)
		Rule 13d-1(c)
		Rule 13d-1(d)


*The remainder of this cover page shall be filled